



Yiqun (Hester) Li · 3rd

Co-Founder at LAUNCH Global

New York, New York, United States · 500+ connections ·

Contact info

 **LAUNCH Global**

Stevens Institute of Technology

Experience

Co-Founder + Chief Operation Officer

LAUNCH Global · Full-time
Jul 2019 – Present · 1 yr
Greater New York City Area

Launch is the world's first live music co-op, building a collective where in our business model, musicians +
artists can earn a sustainable income in NYC & beyond + leverage each other's skills and networks to create abundance for all.
FB: @LaunchGlobal IG: @launchglobal.co



Operations Manager

Cloud Printing
Sep 2019 – Oct 2019 · 2 mos
Greater New York City Area

- Developing, implementing, and executing a variety of strategic initiatives focused on maintaining and evolving internal operations.
- Build up the business development team, identify opportunities.
- Create strategies for evolving environment for short-term and long-term projects. **…see mor**

General Manager
Captain Capital Management
Jul 2018 – Jun 2019 · 1 yr
New York, New York



Manager
Vocean Group
Jul 2018 – Jun 2019 · 1 yr
New York, New York

Business Development – Explore potential business relationships via industrial network and referrals from existing partners; pitch to new clients, investors, accelerators and VCs; helped to raise 2M USD in SEED round; lead and maintain good relationship with more than 30 institutional and individual investors. **...see mor**

enfoTech & Consulting Inc.
3 yrs 6 mos

Project Manager
May 2017 – Jun 2018 · 1 yr 2 mos
Greater New York City Area

Metropolitan Council Environmental Service (St. Paul, MN): E-Reporting System Project, Jan 2015 – July 2018
· Led successful E-reporting System project which supports over 2K industrial facilities' online Self-reporting and Permit Applications with over 10K submittals each year. Project w **...see mor**

Business Analyst
Jan 2015 – May 2017 · 2 yrs 5 mos
Greater New York City Area

Responsible for maintaining 15 post-production clients for their system maintenance, system/functionality upgrade, and new projects implementation.

Professional in EPA Environmental Regulations and Administration & Compliance Bus **...see mor**

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Education



Stevens Institute of Technology
Master of Engeering - MEng, Engineering Management - Risk Assessment/Renewable Energy
2009 – 2014

Research in: Engineering Economics, After Tax Analysis, Total Life Cost Management, Risk Quantification & Analysis, Risk Management, Modeling/Simulation, Monte Carlo Simulation, Financial Leverage



Beijing Institute of Technology

Master of Engineering (M.Eng.), Mechanical Manufacture

2007 – 2009



Beijing Institute of Technology

Bachelor of Engineering (B.E.), Mechanical Engineering

2003 – 2007

Show 1 more education ⌄

Volunteer Experience

Audience Service Director - Baseball Game Venue

2008 Beijing Olympic Games

Aug 2008 • 1 mo

Social Services

As the audience service director, I was the leader of audience service volunteers who helped the Baseball game audience and made sure everything went smoothly before, during and after every game. I coordinated with the Baseball Game Venue Manager to rotate, motivate the volunteers and deal with any emergencies which might happen during the events.

Official Website Administrator

Zhengzhou Charity Federation, Zhengzhou, China

May 2010 – Jul 2010 • 3 mos

Social Services

Worked on official website upgrade, briefly edited webpages, updated news, etc.



